SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

ALSTOM

(Exact Name of Registrant as Specified in its Charter)

25, avenue Kléber, 75116 Paris, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ___)

Enclosures:

ALSTOM

(This document is a free translation of the original French version published on 15 May 2002 in the French legal newspaper "BALO", which is available upon request)

Société Anonyme with a share capital of € 1,292,324,754
Head Office: 25, avenue Kléber - 75116 Paris
Registration number: 389 058 447 Paris

NOTICE OF MEETING

The shareholders of ALSTOM are convened on Friday 21 June 2002 at 3:00 p.m. (Paris time), to a shareholders' meeting both ordinary and extraordinary, at the head office, 25, avenue Kléber – 75116 Paris, on first notice of meeting to deliberate on the following agenda and proposed resolutions. It is likely that the meeting will not be held on that date as the quorum requirement will not be met, and in such case the shareholders will be convened on second notice on Wednesday 3 July 2002 at 2:00 p.m., at the CNIT, 2 Place de la Défense, 92053 Paris La Défense.

AGENDA OF THE MEETING

Deliberating as an Ordinary shareholders' Meeting

- Board of Directors' report.
- General Auditors' report for the fiscal year ended 31 March 2002.
- General Auditors' report on the consolidated accounts of the fiscal year ended 31 March 2002.
- Approval of the non-consolidated accounts and the operations for the fiscal year ended 31 March 2002.
- Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2002.
- Appropriation of income.
- Special Auditors' report on related party agreements.
- Renewal of the mandate of a Director.
- Appointment of a Director.
- Authorisation to be given to the Board of Directors to deal in the Company's shares.

Deliberating as an Extraordinary Shareholders' Meeting

- Board of Directors' report.
- Special Auditors' reports.
- Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares or of any type of securities which give immediate or future access to the Company's shares, with maintenance of preferential subscription rights.
- Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares or of any type of securities which give immediate or future access to the Company's shares, with no preferential subscription rights.
- Limitation of the global amount of the issues decided pursuant to the eighth and ninth resolutions.
- Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan.
- Modification of duration of the mandate of Directors.
- Modification of duration of the mandate of censors.
- Amendments to the Articles of Association in accordance with law n° 2001- 420 of 15 May 2001 relating to new economic regulations. Statutory modifications and revision of the Articles of Association
- Power to implement the decisions of the Shareholders' Meeting and to complete the formalities.

ALSTOM

TEXT OF THE RESOLUTIONS SUBMITTED TO THE SHAREHOLDERS' MEETING

1. Resolutions falling within the powers of an ordinary shareholders' meeting

First resolution

(Approval of the non-consolidated accounts and operations of the fiscal year ended 31 March 2002)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having reviewed the report of the Board of Directors, the statutory auditors' report and the non-consolidated accounts for the fiscal year ended 31 March 2002 approve the accounts for the fiscal year ended 31 March 2002, as drafted and presented to them.

The shareholders approve specifically the amount of non-deductible charges (art. 39-4 of the French *Code Général des Impôts*) referred to in the financial statements.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Second resolution

(Approval of the consolidated accounts and the operations for the fiscal year ended 31 March 2002)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having reviewed the report of the Board of Directors, the statutory auditors' report and the consolidated accounts for the fiscal year ended 31 March 2002, approve the consolidated accounts, as drafted and presented to them.

The shareholders approve the operations shown in these accounts and/or referred to in the reports.

Third resolution

(Appropriation of income)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, approve the following proposal of the Board of Directors, regarding the appropriation of the income for the fiscal year ended 31 March 2002:

- Income for the financial year	€ 90,818,472.19
- Amount previously carried forward	€ 142,760,709.38
- Allocation to the legal reserve	€ –
- Distributable income	€ 233,579,181.57
- Distributable income carried forward	€ 233,579,181.57

The shareholders acknowledge, pursuant to applicable law, that the dividends distributed for the previous three fiscal years were the following:

	Number of Shares	Dividend	Tax Credit	Global amount
		€	€	€
2000/2001	215,387,459	0.55	0.275	0.825
1999/2000	213,698,403	0.55	0.275	0.825
1998/1999				
— Interim dividend (*)	200,000,000	1.13	0.565	1.696
— Final dividend	213,698,403	0.50	0.25	0.75

(*) *Paid on 22 June 1998 solely to the two principal shareholders as at such date.*

Fourth resolution

(Special auditors' report on related party agreements)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having examined the special auditors' report on the agreements to which article L. 225-38 of the French *Code de Commerce* applies, approve the agreements mentioned in such report.

Fifth resolution

(Renewal of mandate of a director)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings agree to renew the mandate of the Director Mr. James B. Cronin, for a duration of six years, until the end of the shareholders' meeting which shall approve the accounts for the fiscal year 2007/2008. However, if the twelfth resolution is adopted at the present shareholders' meeting, this Director shall be deemed reappointed for a period of four years, until the end of the shareholders' meeting which shall approve the accounts for the fiscal year 2005/2006.

Sixth resolution

(Appointment of a director)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, appoint as Director, Mr. Georges Chodron de Courcel, for a duration of six years, until the end of the shareholders' meeting which shall approve the accounts for the fiscal year 2007/2008. However, if the twelfth resolution is adopted at the present shareholders' meeting, this Director shall be deemed appointed for a period of four years, until the end of the shareholders' meeting which shall approve the accounts for the fiscal year 2005/2006.

Seventh resolution

(Authorisation to be given to the Board of Directors to deal in the Company's shares)

The shareholders, voting under the conditions of quorum and majority required for ordinary General Meetings, having examined the report of the Board of Directors, authorise the Board of Directors under the conditions set out in art. L. 225-209 *et seq.* of the French *Code de Commerce*, to purchase existing shares of the Company within the limit of a number of shares representing 10% of the share capital of the Company as of 31 March 2002, i.e. 21,538,745 shares as of 31 March 2002 and for a maximum aggregate purchase price of € 861,549,800.

This authorisation may be used to regulate the market price of the shares, to allow sale or purchase of shares depending on the market, to allocate or sell shares to employees, former employees or executive officers of ALSTOM and its affiliated companies (as defined in art. L. 225-180 and L. 233-16 of the French *Code de Commerce*), in particular through stock option plans, in order to hold the shares purchased, and, as the case may be, to sell, transfer or exchange the shares purchased in the context of, or following, any financial transactions (including upon exercise of rights attached to securities) and in the context of a general and financial management of the share capital and the stockholders' equity of the Company and in particular with regard to its financing needs. The shares purchased may also be cancelled under the conditions laid down by law.

The purchase, sale, transfer or exchange of the shares may occur, in accordance with the rules enacted by the relevant regulatory bodies, on or off the stock exchange, at any time, including at the time of a takeover bid, and by all means, including block transfer, the use or exercise of financial instruments, derivatives and, in particular through optional transactions such as the purchase and sale of put or call options.

The purchase price may not exceed € 40 per share and the sale price must not be less than € 10 per share, subject to adjustments relating to transactions affecting the share capital of the Company. If the Company proceeds under one of the transactions described by the third paragraph of art. L. 225-209, the sale price will then be determined in accordance with the then applicable law. Moreover, these shares could be transferred free of charge under the conditions specified by law, in particular article L. 443-1 *et seq.* of the French *Code du Travail.*

The authorisation hereby given shall cancel and replace the authorisation granted by the Shareholder's Meeting of 24 July 2001 in its tenth resolution, and shall be valid until the next shareholders'meeting called to approve the accounts of the current financial year.

The shareholders hereby grant full powers to the Board of Directors, with authority to delegate such powers, to make all stock market orders, to conclude all agreements in order to undertake all formalities and all declarations for and to all bodies and, generally, to do all that is necessary to implement this resolution.

2. Resolutions falling within the powers of an extraordinary shareholders' meeting

Eighth resolution

(Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares or of any type of securities which give immediate or future access to the Company's shares, with maintenance of preferential subscription rights)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the statutory auditors, and in accordance with the provisions of the French *Code de Commerce*, notably its art. L. 225-129 III:

1- cancel the unused portion of the authorisations granted to the Board of Directors by the Shareholders' Meeting of 24 July 2001 in the twelfth, thirteenth and fourteenth resolutions;

2- delegate to the Board of Directors, for a period of twenty-six months from the date of this meeting, all powers necessary to increase the share capital, in one or more times, with maintenance of preferential subscription rights, through the issue in euros or in any foreign currency, both in France and abroad, of shares and/or any other securities which give immediate or future access to shares in the Company including warrants issued autonomously with or without consideration, which can be subscribed for either cash or by set-off of debt and which have the same rights as those attached to existing shares except for the date at which they give rise to a dividend;

3- decide that:

- the aggregate nominal amount of the increases in share capital that may be carried out immediately and/or at a later date shall not exceed € 600 million to which may be added the nominal amount of the additional shares to be issued in order to maintain the rights of the holders of securities;
- the aggregate nominal amount of the securities that are representative of debt of the Company and which may be issued by virtue of this authorisation, shall not exceed € 1 billion or the exchange value of this amount;

4- decide that in the event of an offer to subscribe for securities, the shareholders will be allowed to exercise their preferential subscription rights in accordance with the conditions set out by law. In addition, the Board of Directors will have the power to grant the shareholders the right to subscribe further securities in order to obtain a greater number than that to which they are entitled by virtue of their preferential subscription rights, in accordance with the provisions of the law ;

If subscriptions by way of exercise of preferential rights do not account for the whole issuance, the Board of Directors may, in the order that it shall decide, exercise either or both of the following options:

- limit the issuance to the amount of the subscriptions received, provided that these subscriptions amount to at least three quarters of the proposed issuance;
- freely allot and/or offer to the public all or part of the securities which have not been subscribed;

5- decide that, if free warrants by scrip issue are allocated to holders of existing shares, the Board of Directors shall have the power to decide that rights to fractions of warrants will not be negotiable and that the corresponding instruments will be sold, the proceeds of the sale being allocated to those entitled to such fractions at the latest within 30 days of the date of registration in their accounts of the number of warrants allotted to them;

6- note that this authorisation and delegation of powers implies, for the benefit of the holders of the securities which may be so issued and which will give access to shares of the Company, the waiver by the shareholders of their preferential subscription rights to the securities to which the securities issued give right; decide in case of issuance of warrants not attached to any securities, to subscribe for the Company's shares or of bonds convertible into the Company's shares, to cancel the preferential subscription rights of the shareholders to the benefit of the holders of the warrants or of the convertible bonds as the case maybe;

7- decide that the amount to which the Company is or may be entitled for each of the shares which may be issued under this authorisation and delegation of powers will be at least equal to the nominal value of the share of the Company;

8- decide that the Board of Directors will have all powers to implement this authorisation, with the right to subdelegate, within the limits of the law, and in particular to set the dates and terms and conditions of the issuances, the terms and conditions and method under which the securities issued will be fully paid up, the conditions in which they will give rights to shares of the Company, in particular in the event of an issue of debt securities whether or not they have subordinated status, their redemption terms and conditions, their fixed or variable redemption price with or without premium, and the terms and conditions by which securities issued may be repurchased or exchanged. The Board of Directors will also have powers to fix the date (which may be retroactive) from which the new shares will bear dividends, to suspend the exercise of the rights attached to these securities for a period not exceeding three months, to determine the terms and conditions by which the rights of the holders of securities issued and giving rights to shares will be maintained in accordance with the law, to offset the share capital increase expenses against the amount of premiums relating to such increases, and to take generally all necessary measures and enter into any arrangement to bring the contemplated issuance to a successful conclusion, record the increase(s) in share capital and amend the Articles of Association accordingly.

Ninth resolution

(Authorisation to be given to the Board of Directors to increase the share capital of the Company by the issue of shares or of any type of securities which give immediate or future access to the Company's shares, with no preferential subscription rights)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the statutory auditors, and in accordance with the provisions of the French *Code de Commerce*, in particular the third paragraph of art. L. 225-129 III and art. L. 225-148:

1- cancel the unused portion of the authorisations granted to the Board of Directors by the Shareholders' Meeting of 24 July 2001 in the twelfth, thirteenth and fourteenth resolutions;

2- delegate to the Board of Directors for a period of twenty-six months from the date of this Meeting all powers necessary to issue with no preferential subscription rights for the shareholders, either in euros, or in any foreign currency, both in France and abroad, the securities referred to in the eighth resolution above;

3- decide that:

- the aggregate nominal amount of the increase in share capital that may be carried out immediately and/or at a later date by virtue of such authorisation and delegation of powers, may not exceed € 300 million, to which may be added the nominal amount of the additional shares to be issued in order to maintain the rights of the holders of securities;
- the aggregate nominal amount of the securities representative of debts and which may be issued by virtue of this authorisation and delegation of powers shall not exceed € 1 billion or the exchange value of this amount;

4- decide that the capital increase(s) may result from the exercice of any right of allotment, whether by conversion, exchange, redemption, presentation of a warrant or by any other means, linked to any securities issued, with the agreement of the Company, by any of the companies in which the Company holds, either directly or indirectly, more than one half of the share capital;

5- decide that the Board of Directors may elect to grant the shareholders a priority of subscription for all or part of the issue, for a period and under the terms and conditions which the Board of Directors will set. Such a priority of subscription will not result in the creation of negotiable rights;

6- decide that if subscriptions by the shareholders and the general public do not account for the whole issuance of securities, the Board of Directors may, in the order that it shall determine, exercise either or both of the following options:

- limit the issue to the amount of the subscriptions received provided that these reach at least three quarters of the issue agreed;
- freely allot all or part of the securities which have not been subscribed;

7- note that this authorisation and delegation of powers implies, for the benefit of the holders of securities giving access to shares of the Company, the waiver by the shareholders of their preferential subscription rights to the securities to which the securities issued give right; decide in case of issuance of warrants not attached to any securities, to subscribe for the Company's shares or of bonds convertible into the Company's shares, to cancel the preferential subscription rights of the shareholders to the benefit of the holders of the warrants or of the convertible bonds as the case may be; further decide, in case of issuance of bonds with warrants to subscribe for the Company's shares, by a subsidiary of the Company pursuant to art. L. 225-150 et sq. of the French *Code de Commerce*, to cancel the preferential subscription rights of the shareholders to the benefit of such bondholders;

8- decide that the amount to which the Company is or may be entitled for each of the shares issued in the context of this authorisation and delegation of powers, after having taken into account in the event of an issue of equity warrants not attached to any securities, the issue price of such warrants, will be at least equal to the minimum value as stated by the applicable law, i.e. currently the average of the quoted price of the shares of the

Company on the *Premier Marché* of Euronext Paris over ten consecutive trading days selected among the twenty trading days prior to the start of the issue of the securities, after adjustment of this average, where applicable, in the event of a difference in the dates of entitlement to dividends;

9- decide that the Board of Directors, within the limits of the total share capital increase authorised at paragraph 3 above, may use this authorisation and delegation of powers to issue securities for the purpose of paying securities contributed to the Company following a public offer to exchange securities made by the Company in accordance with the limits and conditions laid down by law;

10- decide that the Board of Directors will have all powers to implement this authorisation, with the right to subdelegate, within the limits of the law, and in particular the powers set out in the eighth resolution.

Tenth resolution

(Limitation of the global amount of the issues decided pursuant to the eighth and ninth resolutions)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the statutory auditors, and as a result of the eighth and ninth resolutions, decide:

— to set at € 600 million, the maximum nominal amount of the capital increases, that may be realised immediately or in the future, by virtue of the authorities granted to the Board of Directors under the eighth and ninth resolutions, provided that to this amount will be added the nominal amount of the shares that may be issued to maintain the rights of the holders of these securities giving right to shares pursuant to the law;

— to fix at € 1 billion or the exchange value of this amount, the maximum nominal amount of the securities representative of debt of the Company, that may be issued by virtue of the authority granted to the Board of Directors under the eighth and ninth resolutions.

Eleventh resolution

(Authorisation given to the Board of Directors to increase the share capital of the Company through issues reserved for members of a Company savings plan)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having examined the report of the Board of Directors and the special report of the statutory auditors, in accordance with, the provisions of art. L. 443-1 *et seq.* of the *Code du Travail* and the *Code de Commerce*, in particular art. L. 225-138:

1- authorise the Board of Directors for a period of five years from the date of this meeting, to increase the share capital, in one or more times, by a maximum nominal amount of € 100 million, through the issuance, in euros or any other currency, of new shares and/or other securities giving access to the Company's share capital, reserved for the members of a savings plan of the Company and/or of its affiliated companies and economic interest groups (as defined under art. L. 233-16 of the *Code de Commerce*). This decision will result in the express waiver by the shareholders of their preferential subscription rights for the benefit of the beneficiaries to whom the issue is reserved;

2- decide that the issue price of the shares issued pursuant to this authorisation, shall not be lower by more than 20 % of the average of the Company share prices during the twenty trading days preceding the decision of the Board of Directors relating to the capital increase, or higher than such average price; the characteristics of the other securities giving access to the Company's share capital shall be determined by the Board of Directors in the conditions fixed by the rules and regulations;

3- decide that the Board of Directors may provide for the free allocation of shares or other securities giving access to the Company's share capital, within the limits of the provisions of art. L. 443-5 of the *Code du Travail.*

4- decide that the Board of Directors will have full powers, with authority to subdelegate such powers within the limits of the law, to implement this authorisation within the limits and under the conditions mentioned above, and in particular to:

- determine the companies whose employees and executive officers, as the case may be, may participate in the issues;
- fix all the conditions that must be met by the beneficiaries;
- fix the terms and conditions of each issue and in particular the amount and the terms of the securities to be issued, the issue price, the date (which may be retroactive) from which the shares will bear dividends, the method and schedule of payment of the issue price, the subscription period;
- record the completion of the share capital increases in accordance with the amount of shares which are actually subscribed and amend the Articles of Association accordingly;
- enter into any agreements, carry out, directly or by proxy, any operations and formalities;
- offset expenses against the amount of the premiums if the need arises;
- take any measures necessary for the completion of the issuances, carry out all the formalities following the capital increases and generally do whatever is necessary;

5- decide that this authorisation cancels the authorisation granted to the Board of Directors by the Shareholders' Meeting of 24 July 2001 in the eighteenth resolution.

Twelfth resolution

(Modification of the duration of the mandate of Directors)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having acknowledged the report of the Board, agree to reduce from six to four years the duration of the mandate of Directors, it being specified that this new duration applies only to the mandates of Directors being nominated during and after 2002. The shareholders agree consequently on a modification of article 9 of the Articles of Association as follows:

The 2nd paragraph should read as follows :

> " Directors appointed during and after 2002 are appointed for a term of four years. However, when a director is appointed to replace another director during his term of office, he only carries out his duties for the remaining period of his predecessor's term of office. The term of office of a director finishes at the conclusion of the General Meeting called to consider the Company accounts for the preceding financial year and held during the year in which his term expires. The age limit for directors is that provided for by the Law. Directors are eligible for re-election."

Thirteenth resolution

(Modification of the duration of the mandate of censors)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having acknowledged the report of the Board, decide to reduce to four years maximum the duration of the mandate of censors and, consequently, to modify article 9 of the Articles of Association as follows:

The 3rd sentence of the 5th paragraph is amended to read as follows:

> "They are appointed for a maximum term of four years, which may be renewed and which may also be terminated at any moment."

Fourteenth resolution

(Amendments to the Articles of Association in accordance with law n° 2001-420 of 15 May 2001 relating to new economic regulations. Statutory modifications and revision of the Articles of Association)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, having acknowledged the report of the Board, agree to amend the Articles of Association in accordance with the provisions of French law n° 2001-420 of 15 May 2001 relating to new economic regulations, in order in particular to include the new legal provisions relating to the role and powers of the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer and the delegated Chief Executive Officer(s), the role of intermediaries acting for non-resident shareholders and to provide the terms under which the Board of Directors chooses the method of general management of the Company and to facilitate the giving of notice of Board Meetings.

Consequently, the shareholders decide to proceed with a general revision of the Articles of Association and adopt in its entirety the text of the new Articles of Association of the Company attached to the present resolutions.

Fifteenth resolution

(Powers to implement the decisions of the shareholders' Meeting and to complete the formalities)

The shareholders, voting under the conditions of quorum and majority required for extraordinary General Meetings, hereby give full authority to the holder of an original, a copy or an extract of the minutes of this Meeting for the purposes of accomplishing all legal or administrative formalities and to proceed with all required filings and publications.

New Articles of Association attached to the resolutions

SECTION 1
Form of the Company
Object - Name - Registered Office -Duration

Article 1 - Form

A *société anonyme*, regulated by the provisions of the *Code de Commerce* and any other legal or regulatory provisions in force (the "Law") as well as by the Articles of Association, is formed between holders of shares hereinafter created and shares that will be created in the future.

Article 2 - Name

The name of the Company is ALSTOM.

Article 3 - Object

The objects of the Company are, directly or indirectly:

- the conduct of all industrial, commercial, shipping, financial, real property and asset transactions in France and abroad, notably in the following fields:

  - energy;
  - transmission and distribution of energy;
  - transport;
  - industrial equipment;
  - naval construction and repair work;
  - engineering and consultancy, design and/or production studies and general contracting associated with public or private works and construction; and
  - more generally activities related or incidental to the above:

- participation, by every means, directly or indirectly, in any operations which may be associated with its objects, by the creation of new companies, capital contributions, subscription or purchase of stocks or rights, merger with such companies or otherwise; the creation, acquisition, lease or take-over of business goodwill or businesses; the adoption, acquisition, operation or sale of any processes and patents concerning such activities; and

- generally undertaking all industrial, commercial, financial and civil operations and real property and asset transactions that may be directly or indirectly associated with the Company's objects or with any similar or related object.

Furthermore, the Company can take an interest, of whatever form, in any French or foreign business or organisation.

Article 4 - Registered Office

The registered office is located at: 25, avenue Kléber, 75116 Paris.

Article 5 - Duration of the Company

The Company is established for a period of 99 years from the date of its registration in the Trade and Companies Register, unless it is wound up prematurely or its life is extended.

SECTION 2
Share Capital - Shares - Payments

Article 6 - Share Capital

The share capital is set at one billion two hundred and ninety two million three hundred and twenty four thousand seven hundred and fifty four (1,292,324,754) Euros.

It is divided into 215,387,459 shares, each with a nominal value of € 6, of a single class and fully paid up.

The share capital may be increased in the future, in accordance with the Law from time to time.

Article 7 - Nature and Form of Shares - Obligation to Give Notification of Shareholding Exceeding Certain Levels Set forth in the Articles of Association

The fully-paid up shares are registered shares or bearer shares, as the shareholder chooses.

In addition to the legal obligation to notify the Company of certain shareholding levels, any individual or legal entity acquiring a number of shares in the Company giving a shareholding in excess of 0.5% of the total number of shares issued must notify the Company by letter, fax or telex of the total number of shares that he possesses within fifteen days of this threshold being exceeded. Notification is to be repeated under the same conditions whenever an additional 0.5% threshold is exceeded, up to and including a threshold of 50%.

To determine these thresholds, both indirectly held shares and shares classified with shares owned as defined by the provisions of art. L. 233-7 et seq. of the *Code de Commerce*, will be taken into account.

In each of the above-mentioned notifications, the declaring person must certify that the notification includes all stock held or owned in the sense of the preceding paragraph. Such notification must also indicate the acquisition date(s).

In the event of non-observance of the above provisions and in accordance with the conditions and levels established at Law, a shareholder shall lose the voting rights relating to the shares in excess of the thresholds which should have been notified, if one or more shareholders holding at least 3% of the share capital so requires.

Any shareholder whose shareholding falls below one of the above-mentioned thresholds is also under an obligation to notify the Company within the same length of time of 15 days and by the same means.

Shares are registered in the name of their owner either in the books of the Company or with an officially authorised intermediary.

The Company may, under the conditions laid down by the Law from time to time, request any officially authorized organisation or intermediary to pass on all information concerning its shareholders or holders of its stock conferring an immediate or subsequent right to vote, their identity and the number of shares that they hold.

Article 8 - Shareholders' Rights and Obligations

Each share confers the right to participate in the capital of the Company and the distribution of profits, subject to Articles 20 and 22 of these Articles of Association, save that the rights assigned to shares of different classes that may be created in the future will be peculiar to such shares alone.

No distinction will be made between shares with regard to taxation charges, so that each share of the same class entitles its holder to payment of the same net amount when any distributions or repayments are made during the life of the Company or on its liquidation.

The liability of shareholders is limited to the amount unpaid on each share.

Dividends and income on shares issued by the Company will be paid in accordance with the Law and in accordance with the methods determined by the General Meeting, or, failing that, by the board of directors.

Each share is indivisible as far as the Company is concerned: joint owners must arrange to be represented by one and the same person in all dealings with the Company. If shares are subject to usufruct, this should be indicated when they are entered in the register of shareholders.

The rights and obligations associated with the shares are transferred to any subsequent owner of the shares.

Share ownership automatically involves acceptance of the present Articles of Association and the decisions of the General Meeting.

SECTION 3
Management of the Company
and General Management

Article 9 - Board of Directors

The Company shall be managed by a board of directors comprising a minimum of four (4) and a maximum of eighteen (18) members, save that in the case of a merger this number may be exceeded under the conditions provided for by the Law. Directors are appointed and may be removed by the General Meeting.

Directors appointed during and after 2002 are appointed for a term of four years. However, when a director is appointed to replace another director during his term of office, he only carries out his duties for the remaining period of his predecessor's term of office. The term of office of a director finishes at the conclusion of the General Meeting called to consider the Company accounts for the preceding financial year and held during the year in which his term expires. The age limit for directors is that provided for by the Law. Directors are eligible for re-election.

If vacancies arise through the death or resignation of one or more of its members, the board may make provisional appointments between General Meetings, as legally provided for.

Each director must hold at least ten (10) shares in the Company.

The board of directors may appoint one or two censors on the suggestion of the president. The censors are called to attend board meetings, where they participate in a consultative capacity. They are appointed for a maximum term of four years, which may be renewed and which may also be terminated at any moment. They may be chosen either from among the shareholders or from outside them and can receive a remuneration determined annually by the board.

Article 10 - Organisation of the Board of Directors

The board will appoint from among its members a president, together with one or more vice-presidents if it so desires, who may be re-elected. The length of their appointment is determined by the board within the limits of their term of office as members of the board. The age limit provided for in Law for the position of president applies.

If the president or vice-president(s) is/are unable to attend, the former, or, failing this the board, will appoint one of its members to chair each meeting.

The board also appoints the person who is to act as secretary; it may arrange for the latter to be assisted by a deputy secretary chosen under the same conditions.

The board will meet as often as the interests of the Company require, at the registered office or at any other place determined by the president.

The board is convened by the president or by the secretary of the board by any means, even verbally depending on the urgency. A meeting can be convened at the request of the directors or the chief executive officer under the conditions determined by Law.

Notice of meetings will mention the date, time, place and agenda of each meeting.

Resolutions are made according to the quorum and majority conditions provided by Law.

However, if a transaction involving a contribution in kind or a merger (or an acquisition where all or part of the consideration is paid in shares of the Company), with a person holding directly or indirectly 10% or more of the equity capital of the Company (or with a Company directly or indirectly controlled by such person) whether such contribution, merger or acquisition takes place with the Company or a company directly or indirectly controlled by the Company, is submitted to the board for approval pursuant to paragraph 4 of article 12 of the Articles of Association, then the directors who have been appointed on the proposal of the said person, shall not be entitled to vote.

Directors taking part in the board meeting by means of a *"visioconference"* (as referred to in the Law), the nature and rules governing the application of which are determined by current regulations (subject to the reservations provided for by these regulations), are deemed to be present for the calculation of the quorum and the majority.

In the event that votes are equally shared, the Chairman or the director acting chairman will cast the deciding vote. However, the Chairman's or the director acting chairman's vote will not be the deciding vote for decisions of authorisations of agreements described in art. L. 225-38 et seq. of the *Code de Commerce*.

If the chief executive officer is not a director, he will take part in the board meetings on a consultative basis.

Copies or summaries of the minutes of meetings are duly certified correct by the president of the board, a chief executive officer, the board member temporarily appointed to act as president or an authorised representative.

A record of attendance is kept and is signed by all members taking part in the meeting.

Mention of the names of the members present or represented and the names of absent members in the minutes of each meeting and in the summaries of them that are distributed shall be sufficient proof to third parties of the number of board members in office and of their appointment.

Article 11 - Powers of the Board - Responsibilities

The board of directors determines the direction of Company business and ensures that this is implemented. Subject to the powers expressly attributed to the Shareholders' meetings and within the Company objects, it shall take up any issue related to the successful running of the Company and shall resolve by deliberation matters which concern it.

With respect to third parties, the Company is bound even by decisions of the board of directors that do not relate to the Company objects, unless it can prove that the third party either knew that the act exceeded the objects or could not have been unaware under the circumstances that the act exceeded the objects, the publication of the Articles of Association alone being insufficient to constitute this proof.

The board of directors performs the checks and controls that it deems appropriate. Each director receives all information required for the performance of his duties and can obtain disclosure of all documents that he deems necessary.

The board of directors decides whether general management responsibility for the Company shall be assumed by the president of the board of directors, or by another individual appointed by the board of directors having the title of chief executive officer. At least two thirds of the board members must be present or represented for such a decision to be valid. The decisions of the board of directors on the terms and conditions of exercise of the general management of the company are taken in conformity with the Articles of Association. The shareholders and third parties are informed under the conditions defined by Law.

The terms and conditions of exercise of the general management shall be decided for the first time during the first meeting of the board of directors after the adoption of the amended Articles of Association.

Members of the board are not personally or jointly liable for the commitments of the Company by virtue of their position, except as provided for by Law, notably by the provisions concerning the president of the board. Their sole responsibility, within the limits laid down by Law, is the execution of the mandate they have been given.

Article 12 - President - Chief Executive Officer - Delegated Executive Officer(s)

The functions of president, chief executive officer and delegated executive officer are exercised under the conditions provided for by Law.

1. President

The president of the board of directors represents the board of directors. He organises and directs its work and is accountable for it to the shareholders' meeting. He ensures the proper functioning of the Company's management organs, and in particular, ensures that the directors are fit to perform their duties.

In the event of the president's temporary incapacity or death, the board of directors can delegate the president's duties to a director. In the event of temporary incapacity, this delegation is made for a limited period which may be renewed. In the event of death, this delegation of position remains valid until the election of a new president.

The board of directors determines the remuneration of the president of the board of directors.

When general management responsibility for the Company is assumed by the president of the board of directors, the provisions of the Articles of Association concerning the chief executive officer shall also apply to him.

2. Chief executive officer

The chief executive officer is invested with the most extensive powers to act on behalf of the Company in all circumstances. He exercises these powers within the limits of the Company objects and subject to those that the Law and regulations expressly confer on shareholders' meetings and on the board of directors.

A chief executive officer's term of office, set by the board of directors, cannot exceed, if relevant, that of his mandate as board member, nor the age limit applicable to the chief executive officer's term set down by Law.

He represents the Company with respect to third parties. The Company is bound even by acts of the chief executive officer that do not relate to the Company objects, unless it is proved that the third party either knew that the act exceeded these objects or could not have been unaware under the circumstances that the act exceeded the objects, the publication of the Articles of Association alone being insufficient to constitute proof of this.

The board of directors determines the remuneration of the chief executive officer.

3. Delegated executive officer(s)

On the proposal of the chief executive officer, the board of directors can further appoint one or more individuals having the responsibility of assisting the chief executive officer with the title of delegated executive officer. There can be no more than five delegated executive officers. The board determines the remuneration of the delegated executive officer(s) on the proposal of the chief executive officer.

With the agreement of the chief executive officer, the board of directors determines the extent and duration of the powers of the delegated executive officer(s). With respect to third parties they have the same powers as the chief executive officer.

The term of office of a delegated chief executive officer cannot exceed, if relevant, that of his mandate as director, nor exceed the age limit applicable to the delegated chief executive officer's term set down by Law.

In case of the chief executive officer's death, resignation or removal, the delegated executive officer(s) will retain, unless otherwise decided by the board of directors, their powers and functions until a new chief executive officer is appointed.

4. Particular conditions

No transaction involving a contribution in kind or a merger (or an acquisition or any similar transactions where all or part of the consideration is paid in shares of the Company), shall be entered into by the chief executive officer or the delegated executive officer(s) with a person holding directly or indirectly 10% or more of the share capital of the Company (or with a company directly or indirectly controlled by such person), whether such contribution, merger or acquisition involves the Company or a company directly or indirectly controlled by the Company, unless it has received prior approval from the board under the conditions provided by article 10.

The board of directors at the suggestion of the chief executive officer or the chief executive officer himself, may, within the limits laid down by the legislation in force from time to time, delegate whatever powers they consider useful, either for management purposes or the assumption of responsibility within the Company, or for one or more specified purposes. The persons to whom such powers may be delegated need not necessarily be members of the board or even part of the Company. Such powers may be delegated on an individual basis or to committee. Such powers may be permanent or temporary, and may or may not include the possibility of subdelegation.

Such persons, or certain of them, may also be given authority to certify copies or summaries of documents of which the method of certification is not fixed by Law, notably all powers, company financial statements or Articles of Association, and to issue attestations in connection therewith.

Any delegation of powers by the board or the chief executive officer pursuant to the present Articles of Association will remain in full effect despite the expiry of the term of office of the president or of the directors in office at the time such powers were granted.

Article 13 - Remuneration of Directors

The General Meeting may allocate an amount by way of remuneration to directors in the form of directors' fees. The amount determined by the General Meeting will continue to apply until a new decision is taken.

The board will distribute this amount between its members as it thinks fit and in accordance with the Law.

Board members may not receive any remuneration from the Company, whether permanent or not, other than as provided for, or at least not proscribed, by Law.

Board members may be reimbursed for any expenses incurred in the exercise of their office, provided that they provide satisfactory proof of such expenses.

SECTION 4
Auditors

Article 14 - Auditors

The General Meeting will appoint at least two auditors, who shall be responsible for carrying out the audit required by Law. They are appointed for six financial years.

Auditors may be re-elected.

The number of replacement auditors appointed is the same as the number of auditors appointed under paragraph 1 of this article.

The auditors are called to attend the board meeting which finalises the accounts for the preceding financial year, and all shareholders' meetings.

SECTION 5
General Meetings

Article 15 - Conduct of General Meetings

1. Convening and proceedings - Agenda

Ordinary and extraordinary General Meetings, satisfying the legal conditions for quorum and majority voting, exercise the powers respectively attributed to them by the Law.

They are convened in accordance with the rules and the terms laid down by Law.

Meetings are held at the registered office of the Company or at any other place determined by the board, either within the "*département*" in which the registered office is located or in any other French territory. The agenda of the meeting is drawn up by the board of directors if the board has called the meeting and, if not, by the person calling the meeting.

However, one or more shareholders satisfying the conditions laid down by Law may request the inclusion of draft resolutions on the agenda.

Questions not appearing on the agenda may not be considered.

2. Admission and representation

Ordinary and extraordinary General Meetings are made up of all shareholders without distinction between the class of shares which they hold.

In all shareholders' Meetings, holders of registered shares will not be entitled to vote unless their shares are registered under their names at the latest two days before the Meeting and remain so registered until the end of such Meeting. Holders of bearer shares must, two days at the latest before the date of such Meeting, provide evidence that they have deposited their securities under legal conditions or produce one of the certificates described in art. 136 of the decree of 23 March 1967. These time periods may be changed by the Board of Directors.

Any shareholder who has voted by correspondence or designated a proxy by presenting a certificate of immobilisation delivered by the share depositary, may nevertheless sell all or part of the shares by which he has cast his vote or his designation, provided that he notifies the issuing company of the elements allowing his vote or proxy to be cancelled or to modify the number of shares and corresponding votes, no later than noon on the day prior to the Meeting.

A shareholder may arrange to be represented by another shareholder or by his or her spouse.

However, the holders of shares listed in the 3rd paragraph of article L. 228-1 of the *Code de Commerce* can be represented by a registered intermediary in the conditions set down by Law.

Shareholders may vote by proxy or by postal vote at General Meetings under the conditions laid down by Law.

The board of directors shall have the powers to organise, within the limits of the Law, the participation and voting of the shareholders by "*visioconference*" or any other telecommunication means permitting the identification of such shareholders. Where relevant, this decision of the board shall be communicated in the notice of the meeting and/or the invitation to attend. The shareholders who participate by "*visioconference*" or by any of those other telecommunication means shall be deemed present for purposes of the calculation of the quorum and majority.

3. Voting rights

Each member of the meeting is entitled to a vote for each share held.

At all ordinary, extraordinary or special General Meetings, the voting right on shares shall, in cases where such shares are subject to usufruct, be exercisable by the usufructuary.

4. Minutes of General Meetings

The proceedings of General Meetings are recorded in minutes written and preserved in accordance with the provisions of the Law.

Copies or summaries of the minutes are duly certified correct by the president of the board, the secretary of the Meeting or the board member appointed to chair the Meeting.

Article 16 - Ordinary General Meetings

Ordinary General Meetings are General Meetings called to make decisions that do not alter the Articles of Association.

They are held at least once a year, within the legal and regulatory time limits in force, to consider the accounts for the preceding financial year.

The proceedings of an ordinary General Meeting are only valid the first time it is called if the shareholders present, represented or exercising a postal vote own at least a quarter of the shares with voting rights.

No quorum is required if the meeting has to be called a second time.

Decisions are taken by a majority of the votes held by the shareholders present, represented or exercising a postal vote.

Article 17 - Extraordinary General Meetings

Only extraordinary General Meetings have authority to alter the Articles of Association. They may not, however, increase the shareholders' liability, except for operations resulting from a properly decided and conducted exchange or consolidation of shares.

Extraordinary General Meetings can only transact business if the shareholders present, represented or exercising a postal vote own at least a third of the shares with voting rights where the Meeting is called for the first time, or a quarter of such shares if the Meeting has to be called a second time. If there is no quorum in the latter case, the second Meeting may be deferred to a date not more than two months from the date on which it was first called.

Decisions at extraordinary General Meetings require a two-thirds majority of the votes held by the shareholders present or represented, including those exercising a postal vote.

Notwithstanding the above provisions, General Meetings deciding on an increase in capital by capitalisation of reserves, profits or additional paid-up capital shall be held under the same quorum and majority voting conditions as ordinary General Meetings.

SECTION 6
Financial year - Accounting Records - Profits

Article 18 - Financial Year

The financial year starts on April 1 and ends on March 31.

Article 19 - Accounting Records

At the close of each financial year, the board of directors establishes the Company financial statements and draws up the annual management report. It examines the consolidated accounts and the annual management report for the group, all in accordance with the Law.

These reports are sent to shareholders in the forms and within the time limits legally required. They are presented to the annual General Meeting.

Article 20 - Profits

The profits for the financial year consist of the revenues relating to the preceding financial year, less overheads and other company expenditure including provisions and depreciation allowances.

At least 5% is set aside from the profits less any previous losses if appropriate to form the legal reserve fund. This provision ceases to be mandatory once the value of the fund reaches one-tenth of the share capital.

The remainder (less the above deductions) of the retained earnings and withdrawals from the reserves which the General Meeting has at its disposal shall, if the General Meeting so desires, be distributed among the shares, once the sums carried forward by the said meeting or transferred by it to one or more reserve funds have been deducted.

After the accounts have been approved by the General Meeting, any losses are carried forward, to be charged against the profits of subsequent financial years until they are cancelled out.

Each shareholder may be granted at the General Meeting, for all or part of the dividend or interim dividend distributed, an option to be paid the dividend or interim dividends in cash or in shares of the company, under the current legal and regulatory conditions.

SECTION 7
Dissolution, Liquidation

Article 21 - Early Dissolution

The General Meeting, convened under the conditions laid down by Law, may at any time and for whatever reason decide on the early dissolution of the Company.

If the losses shown in the accounting records indicate that the Company's net asset value has fallen below half the value of the issued share capital, the board must call an extraordinary General Meeting within four months of the approval of the accounts showing such losses, in order to decide whether the Company should be dissolved.

If dissolution is not decided on, the Company must, by the end of the second financial year following the financial year during the course of which the losses were recorded, reduce its share capital by an amount equal to the losses which it has been impossible to charge against the reserves, if the net asset value of the Company has not returned over this period to a value at least equal to half the issued share capital.

In either case, publication of the decision adopted by the General Meeting shall be given in accordance with legal provisions.

Article 22 – Liquidation - Appointment - Powers of Liquidators

When the period fixed for the duration of the Company expires or in case of early dissolution, the General Meeting shall determine the form of liquidation, appoint one or more liquidators and determine their remuneration.

In the event of the death, resignation or inability to act of the liquidators, an ordinary General Meeting convened under the conditions laid down by law shall provide for their replacement.

During liquidation, the powers of the General Meeting remain the same as while the Company was in normal business.

A meeting of shareholders shall be called at the end of the liquidation process to consider the liquidator's accounts, to approve his release and to note the closure of the liquidation procedure.

Once the liabilities have been paid off, the balance of assets will first be used to pay shareholders a sum equal to the paid-up and non-amortised capital.

Any remaining surplus will constitute profit and will be distributed between all the shares in proportion to their nominal value, taking the provisions of Article 8 above into account.

SECTION 8
Disputes

Article 23 - Competent Courts

Any disputes that may arise during the life of the Company or its liquidation, either between the shareholders and the Company or between the shareholders themselves, concerning the activities of the Company, shall be submitted to the appropriate courts having jurisdiction over the place of the registered office of the Company.

*   *

*

Requests for inclusion of additional resolutions in the Agenda of the meeting by shareholders fulfilling the requirements of Article 128 of the decree of 23 March 1967, must, in accordance with the law, be sent to the Company headquarters, by recorded mail within 10 days from the date of this publication.

Every shareholder, irrespective of the number of shares held, has the right to attend the shareholders' meeting. A shareholder can only be represented at the meeting either by his/her spouse or another shareholder.

In order to attend the shareholders' meeting, to vote by mail or by proxy, holders of registered shares must be registered in the Company's register at least one day prior to the date of the meeting. Such shareholders are not required to fulfil any formalities and will be admitted to the meeting upon proof of their identity.

Holders of bearer shares must obtain, at least one day prior to the meeting, a bearer share blocking certificate from the authorised financial intermediary with whom his/her shares are deposited, indicating that the shares are blocked until completion of the meeting.

In addition, such holders of bearer shares may request a voting form from this financial intermediary in order to vote by mail or by proxy.

The bearer share blocking certificate and the voting form should be sent to BNP PARIBAS Securities Services – GIS Emetteurs, les Collines de l'Arche, 92057 La Défense Cedex.

Votes by mail will only be valid if the correctly completed voting forms are received by the above-mentioned bank or by the Company, at least three days prior to the date of the meeting.

The Board of Directors.

ALSTOM

ANNUAL GENERAL MEETING

3rd July 2002*
at 2:00 pm (CET)
CNIT 2, Place de la Défense 92053 Paris La Défense

Dear Madam, Dear Sir,
Dear Shareholders,

we are pleased to invite you to your Annual General Meeting.

Shareholders wishing to obtain further information about the AGM and/or to register their vote (in person, by proxy or by correspondence) are invited to contact the financial intermediary with whom they have deposited their ALSTOM shares.

Holders of ALSTOM UK Depositary Receipts (UKDRs) will receive the AGM-related documentation from Lloyds TSB Registrars, ALSTOM's UK Registration Agent.

As it was announced on 14 March 2002 in the " Restore Value " plan, the Board will propose not to pay any dividend for fiscal year 2002. The Company's historical dividend policy will continue to apply in future years.

Copies of the Annual Report for the fiscal year 2002 which includes ALSTOM's Consolidated Accounts and Auditors' Report for the same period may be obtained without charge from ALSTOM Investor Relations, 25, avenue Kléber, 75795 Paris Cedex 16, France or from ALSTOM UK Ltd, Diversa House, 34 Dover Street, W1X 3RA London, UK.

* *In accordance with the law, ALSTOM will hold an Annual General Meeting of Shareholders on first call, on Friday 21st June 2002, at 3:00 pm (CET) at the Company's registered office (25 avenue Kleber, 75795 Paris Cedex 16, France) or, in the event that the quorum requirements are not met at that date, on second call, on Wednesday 3rd July 2002 at 2:00 pm (CET), CNIT, 2 Place de la Défense, 92053 Paris La Défense, France.*

Shareholders Information
www.alstom.com
investor.relations@chq.alstom.com
25, avenue Kléber
75795 PARIS Cedex 16, France
or 34 Dover Street,
W1X 3RA LONDON, U.K.

ALSTOM, the global specialist in energy and transport infrastructure.
www.alstom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALSTOM

Date: May 16, 2002

By: ______________________

Name: François Newey
Title: Executive Central Management & Chief Financial Officer